Exhibit 12

                           Form of Opinion of Counsel
                             Regarding Tax Matters.
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FORM OF OPINION

                                 LAW OFFICES OF
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                             345 CALIFORNIA STREET
                      SAN FRANCISCO, CALIFORNIA 94104-2635
                            TELEPHONE (415) 835-1600
                            FACSIMILE (415) 217-5333
                             INTERNET www.phjw.com

                                [April __, 1998]

(415) 835-1600                                                       27361.84176


Van Deventer & Hoch American Value Fund
800 North Brand Blvd., Suite 300
Glendale, California 91203
Vista American Value Fund
c/o Colleen McCoy
The Chase Manhattan Corporation
One Chase Square, Tower 7
Rochester, New York 14643

       Re: Reorganization of Van Deventer & Hoch American Value Fund and Vista American Value Fund

Ladies and Gentlemen:

You have requested our opinion as counsel for Advisors Series Trust, a Delaware business trust ("AST"), with respect to certain Federal income tax matters in connection with the reorganization by and between Van Deventer & Hoch American Value Fund, a series of AST ("Acquiring Fund") and Vista American Value Fund ("Acquired Fund"), a series of Mutual Fund Group ("MFG"), whereby (i) Acquired Fund will transfer substantially all of its assets to Acquiring Fund in exchange solely for voting shares of Acquiring Fund, (ii) Acquired Fund will distribute, in complete liquidation, such shares to the shareholders of Acquired Fund in exchange for their shares in Acquiring Fund and (iii) Acquired Fund will dissolve as soon as practicable thereafter. This opinion is rendered in connection with the transaction described in the Agreement and Plan of Reorganization dated December 31, 1997, by and between Acquiring Fund and Acquired Fund (the "Reorganization Agreement"), and adopts the applicable defined terms therein, which Reorganization Agreement is substantially the same as the Agreement and Plan of Reorganization attached to the Combined Proxy Statement and Prospectus dated April 3, 1998, as Appendix A. This letter and the opinions expressed herein are for delivery to Acquiring Fund and Acquired Fund and may be relied upon only by Acquiring Fund and Acquired Fund and by the shareholders of Acquiring Fund and Acquired Fund. This opinion also may be disclosed by Acquiring Fund, Acquired Fund or any such shareholder in connection with an audit or other administrative proceeding before the Internal Revenue Service (the "Service") affecting Acquiring Fund, Acquired Fund or such shareholder or in connection with any judicial proceeding relating to the Federal, state or local tax liability of Acquiring Fund, Acquired Fund or any such shareholder.

For purposes of this opinion we have assumed the truth and accuracy of the following facts:

o AST was duly organized under the laws of the State of Delaware, and is validly existing and in good standing under the laws of that State. AST is duly registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company.

o Acquiring Fund is a new series of AST duly established under the law of the State of Delaware, and is validly existing under the laws of that State. Acquiring Fund has only one class of stock, none of which is issued. Acquiring Fund has an registered an indefinite number of shares of voting Capital Stock, par value $0.01 per share, of which no shares are currently outstanding.
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o    MFG was duly organized under the laws of the State of Massachusetts, and is validly existing and in good standing under the laws of that State. MFG is duly registered under the 1940 Act, as an open-end management investment company.

o Acquired Fund is a series of MFG duly established under the laws of the State of Massachusetts, and is validly existing under the laws of that State. Acquired Fund has only one class of stock, which is widely held. All Acquired Fund shares sold have been sold pursuant to an effective Registration Statement of the Company filed under the Securities Act of 1933, as amended (the "1933 Act"), except for any shares sold pursuant to an applicable exemption thereunder. Acquired Fund has an indefinite number of shares of voting Capital Stock, par value $0.001 per share, of which 737,783 shares were outstanding as October 31, 1997, and each outstanding share of Acquired Fund is fully paid, non-assessable, fully transferable and has full voting rights. The shares of Capital Stock of Acquiring Fund issued pursuant to the Reorganization Agreement will be fully paid, non-assessable, freely transferable and have full voting rights.

For valid business purposes, the following transaction will take place in accordance with the laws of the State of Delaware and pursuant to the Reorganization Agreement:

     (a) On the date of the closing (the "Closing Date"), Acquired Fund will transfer to Acquiring Fund substantially all of the property, assets and goodwill of Acquiring Fund solely in exchange for that number of Acquiring Fund shares of beneficial interest calculated by dividing the aggregate value of Acquired Fund's assets by the net asset value per share of Acquiring Fund, all such values determined as set forth in Section 1.1 of the Reorganization Agreement and the assumption by Acquiring Fund of the liabilities of Acquired Fund.

     (b) Acquired Fund will distribute, in complete liquidation, all Acquiring Fund shares to the shareholders of Acquired Fund in proportion to their respective interests in Acquired Fund.

     (c) Acquired Fund will wind up and dissolve as soon as practicable thereafter.

In rendering the opinions stated below, we have examined and relied upon the following, assuming the truth and accuracy of any statements contained therein:

     (1)  The Reorganization Agreement.

     (2) The Combined Proxy Statement and Prospectus of MFG and AST dated April 3, 1998.

     (3) AST's Registration Statement on Form N-14 as filed with the Securities and Exchange Commission on March 27, 1998.

     (4) The Statement of Additional Information of MFG and AST, dated December 15, 1997.
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     (5)  Such  other  documents,  records  and  instruments  as we have  deemed necessary in order to enable us to render the opinions referred to in this letter.

For purposes of rendering the opinions stated below, we have in addition relied upon the following representations by AST on behalf of Acquiring Fund and by MFG on behalf of Acquired Fund, as applicable:

     (A) The fair market value of the shares of Acquiring Fund received by the shareholders of Acquired Fund will be approximately equal to the fair market value of Acquired Fund shares surrendered in the exchange. The shareholders of Acquired Fund will receive no consideration other than Acquiring Fund shares in exchange for their Acquired Fund shares.

     (B) There is no plan or intention by the shareholders of Acquired Fund who owns 5% or more of Acquired Fund shares, and to the best of the knowledge of the management of the Acquired Fund or MFG, there is no plan or intention on the part of any shareholders of Acquired Fund to sell, exchange, or otherwise dispose of a number of Acquiring Fund shares received in the transaction that would reduce Acquired Fund shareholders' ownership of Acquiring Fund shares to a number of shares having a value, as of the date of the transaction, of less than 50% of the value of all of the formerly outstanding shares of Acquired Fund as of the same date. For purposes of this representation, shares of Acquired Fund exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of Acquiring Fund, have been treated as outstanding shares of Acquired Fund on the date of the transaction. Further, in making this representation, the Acquired Fund and MFG have considered both shares of Acquired Fund and shares of Acquiring Fund that were sold, redeemed, or otherwise disposed of by the shareholders of Acquired Fund (except for shares which were required to be redeemed by Acquired Fund or Acquiring Fund in the ordinary course of their respective businesses as series of an investment company).

     (C) Acquiring Fund will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Acquired Fund immediately prior to the transaction. For purposes of this representation, amounts used by Acquired Fund to pay its reorganization expenses, amounts paid by Acquired Fund to shareholders who receive cash or other property, and all redemptions and distributions (except for distributions and redemptions occurring in the ordinary course of Acquired Fund's business as a management investment company) made by Acquired Fund immediately preceding the transfer have been included as assets of Acquired Fund held immediately prior to the transaction.

     (D) Acquiring Fund has no plan or intention to reacquire any of its shares issued in the transaction.
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     (E)  Acquiring  Fund has no plan or intention to sell or otherwise  dispose of any of the assets of Acquired Fund acquired in the transaction, except for dispositions made in the ordinary course of its business as a series of an investment company.

     (F) In pursuance of the plan of reorganization, Acquired Fund will distribute as soon as practicable the shares of Acquiring Fund it receives in the transaction.

     (G) The liabilities of Acquired Fund assumed by Acquiring Fund and the liabilities to which the transferred assets of Acquired Fund are subject were incurred by Acquired Fund in the ordinary course of its business and do not exceed the adjusted tax basis of the assets transferred to the Acquired Fund.

     (H) Acquired Fund has continued its historic business enterprise in a substantially unchanged manner.

     (I) Following the transaction, Acquiring Fund will continue the historic business of Acquired Fund or use a significant portion of Acquired Fund's historic business assets in a business.

     (J) At the time of the transaction, Acquiring Fund did not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Acquiring Fund that, if exercised or converted, would affect the Acquired Fund shareholder's acquisition or retention of control of Acquiring Fund, as defined in Section 368(a)(2)(H) of the Internal Revenue Code of 1986, as amended (the "Code").

     (K) There is no indebtedness existing between Acquired Fund and Acquiring Fund that was issued, acquired, or will be settled at a discount.

     (L) Acquired Fund and Acquiring Fund have been at all times prior to the Closing Date, and will be at the Closing Date, regulated investment companies as defined in Section 851 of the Code.

     (M) Acquiring Fund does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any shares of Acquired Fund.

     (N) Acquired Fund's shareholders will be in control (within the meaning of Section 368(a)(2)(H) of the Code) of Acquiring Fund immediately after the transfer.

     (O) The fair market value of the assets of Acquired Fund transferred to Acquiring Fund will equal or exceed the sum of the liabilities assumed by Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.
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     (P)  Acquired Fund is not under the jurisdiction of a court in a case under
          Title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a Federal or state court.

     (Q) Acquiring Fund and Acquired Fund met the requirements of a regulated investment company as defined in Section 368(a)(2)(F)(i) and (ii) of the Code.

Our opinions set forth in this letter are based upon the Code, regulations of the Treasury Department, published administrative announcements and rulings of the Service and court decisions, all as of the date of this letter. Based on the foregoing facts and representations, and provided that the transaction will take place in accordance with the terms of the Reorganization Agreement, and further provided that Acquired Fund distributes its remaining assets as soon as practicable, we are of the opinion that:

     1. The acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund solely in exchange for voting shares of Acquiring Fund, followed by both the distribution by Acquired Fund to its shareholders of such shares, in complete liquidation of Acquired Fund, and the dissolution of Acquired Fund, as described above, will be a reorganization within the meaning of Section 368(a)(1)(D) of the Code. Acquired Fund and Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by Acquired Fund upon the transfer of substantially all its assets to Acquiring Fund in exchange solely for voting shares of Acquiring Fund and the assumption by Acquiring Fund of Acquired Fund's liabilities pursuant to Sections 361(a) and 357(a) of the Code.

     3. No gain or loss will be recognized by Acquiring Fund upon the receipt of substantially all of the assets of Acquired Fund in exchange solely for voting shares of Acquiring Fund pursuant to Section 1032(a) of the Code.

     4. Provided that the shareholders of Acquired Fund receive solely Acquiring Fund shares in exchange for Acquired Fund shares, no gain or loss will be recognized by shareholders of Acquired Fund pursuant to
          Section 354(a) of the Code.

     5. The basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the basis of such assets to Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

     6. The basis of the shares of Acquiring Fund received by shareholders of Acquired Fund will be the same as the basis of the shares of Acquired Fund surrendered in exchange therefor pursuant to Section 358(a)(1) of the Code.
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     7.   The  holding  period  of the  assets  of  Acquired  Fund  received  by
          Acquiring Fund will include the period during which such assets were held by Acquired Fund pursuant to Section 1223(2) of the Code.

     8. The holding period of the shares of Acquiring Fund received by the shareholders of Acquired Fund will include the holding period of the shares of Acquired Fund surrendered in exchange therefor, provided that the shares of Acquired Fund were held as a capital asset on the date of the exchange, pursuant to Section 1223(1) of the Code.

The opinions set forth above represent our conclusions as to the application of Federal income tax law existing as of the date of this letter to the transactions described in the Proxy Statement, and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming which would require modifications or revocations of our opinions expressed herein. Moreover, there can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues would not hold contrary to such opinions. Further, all the opinions set forth above represent our conclusions based upon the documents and facts referred to above. Any material amendments to such documents or changes in any significant facts would affect the opinions referred to herein. Although we have made such inquiries and performed such investigation as we have deemed necessary to fulfill our professional responsibilities, we have not undertaken an independent investigation of the facts referred to in this letter.

We express no opinion as to any Federal income tax issue or other matter except those set forth above.

                                        Sincerely yours,






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